Exhibit 9.1

STOCKHOLDERS’ AGREEMENT

This Stockholders’ Agreement (this “Agreement”), dated as of August 17, 2010, is made by and among Avatech Solutions, Inc., a Delaware corporation (the “Company”), RWWI Holdings LLC, a Delaware limited liability company (the “Designator”), and the holders identified on Annex I (together with their respective successors and assigns, the “Holders”; the Holders are each individually referred to herein as a “Holder”).

WHEREAS, the Company, ASRW Acquisition Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of the Company (“Merger Sub”), Rand Worldwide, Inc. (“Merger Partner”), a Delaware corporation, and the Designator entered into an Agreement and Plan of Merger, dated as of August 17, 2010 (the “Merger Agreement”) pursuant to which Merger Sub will merge with and into Merger Partner, and Merger Partner will be the surviving entity (the “Merger”).

WHEREAS, upon the Effective Time and thereafter, Section 5.4 of the Merger Agreement contemplates certain director nomination rights with respect to the Company’s Board of Directors (the “Company Board”).

NOW, THEREFORE, in consideration of the mutual promises, representations, warranties and covenants herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company, the Designator and the Holders agree as follows.  Capitalized terms used and not otherwise defined herein shall have the meanings given such terms in the Merger Agreement.

ARTICLE 1

BOARD OF DIRECTORS

1.1         Board of Directors Designation Rights; Voting Agreement.

(a)          During the period beginning at the Effective Time and ending on the date on which the Designator ceases to own at least twenty-five percent (25%) of the Merger Shares (the “Designation Period”):

(i)           the Company shall maintain a Board of Directors consisting of no more than six (6) individuals.

(ii)          The Designator shall have the right to submit to the Company Board for consideration as a director three (3) director nominees (each such person a “Director Nominee”), and the Company Board shall nominate for election and recommend that the Company’s stockholders vote to elect each of the Director Nominees to serve as a director (upon such election, or appointment pursuant to the next sentence, a “Designated Director”) of the Company until the Company’s next Annual Meeting of Stockholders.  The Company Board shall fill any vacancies that may arise upon the resignation, removal, death or disability of any Designated Director with a new director designated by the Designator.  The initial Director Nominees shall be Richard Charpie, Suzanne MacCormack and Charles D. Yie.

(iii)         The Company Board shall nominate for election and recommend that the Company’s stockholders vote to elect the Company’s Chief Executive Officer to serve as a director (upon such election, the “CEO Director”) of the Company until the Company’s next Annual Meeting of Stockholders. The initial CEO Director shall be Marc L. Dulude.

(iv)         The Company shall provide at least forty-five (45) days’ prior written notice of all intended mailings of notices to the Company’s stockholders for a meeting at which directors are to be elected (or an action by written consent pursuant to which directors are to be elected) to the Designator, and the Designator shall notify the Company in writing, at least thirty (30) days prior to such mailing, of the person(s) so designated as nominees for election as directors in accordance with this Section 1.1(a).  The Designator shall use reasonable best efforts to cause the persons so designated to provide the Company with all information about such person required to be disclosed in the Company’s notice to stockholders, including, without limitation, the information required by Schedule 14A promulgated under the Securities Exchange Act of 1934, as amended (the “Director Information”), to the Company at least twenty (20) days prior to such mailing.  If the Designator shall fail to give notice to the Company as provided above, then the Company Board shall nominate the incumbent Designated Director(s).  If any designated person shall fail to timely provide the Company with his or her Director Information, then the Company Board shall nominate an incumbent Designated Director in lieu of such designated person, except where such failure to timely provide Director Information does not prejudice the Company’s ability to provide a timely notice of a meeting at which directors are to be elected that complies, in all material respects, with applicable Legal Requirements.

(v)          Each Holder agrees to vote, and cause each of its Affiliates to vote, all of his, her or its securities entitled to vote on the election of the Company’s directors (the “Voting Securities”) from time to time and at all times as follows:  (A) for the election to the Company Board of each person nominated as a director of the Company pursuant to this Section 1.1(a); (B) against the removal of any director elected pursuant to this Section 1.1(a) except for cause unless such removal is directed or approved by the Designator; (C) for the removal of any director elected pursuant to this Section 1.1(a) if such removal is directed or approved by the Designator; and (D) for the election of a nominee designated to fill any vacancy created by the resignation, removal, death or disability of a Designated Director or the CEO Director pursuant to this Section 1.1(a).  All Holders agree to execute, and to cause their Affiliates to execute, any written consents required to effectuate the obligations of this Agreement.

(vi)         The Company shall take such action as is necessary to convene meetings of the Company Board and, if applicable, meetings of the Company’s stockholders for the appointment and election of the directors (or to act by written consent) in order to elect the Designated Directors and the CEO Director in accordance with this Section 1.1(a).

(b)          During the period beginning at the Effective Time and ending on the earlier of the expiration of the Designation Period and the date immediately preceding the date of the second (2nd) Annual Meeting of Stockholders of the Company following the Effective Time (the “Continuing Director Period”):

(i)           At the first Annual Meeting of Stockholders of the Company following the Effective Time, the Company Board shall nominate for election and recommend that the Company’s stockholders vote to elect two (2) individuals, each of whom must have been serving on the Company Board immediately prior to the Effective Time (upon election, or appointment pursuant to the next sentence, a “Continuing Director”) to serve as directors of the Company until the Company’s next Annual Meeting of Stockholders.  The Company Board shall fill any vacancy that may arise upon the resignation, removal, death or disability of any Continuing Director with a new director who was serving on the Company Board immediately prior to the Effective Time.  In the event that no individual who was serving on the Company Board immediately prior to the Effective Time is available or willing to serve as a director of the Company, then the identity of the nominee or new director, as the case may be, shall be at the discretion of the Company Board provided that any such nominee or new director shall not be an “affiliate” of the Designator or Merger Partner (other than in connection with such proposed directorship) as that term is defined in Rule 405 of the Securities Act of 1933, as amended, and upon election or appointment, as the case may be, such individual shall be considered a “Continuing Director.”

(ii)           The Designator agrees to vote, and cause each of its Affiliates to vote, all of his, her or its Voting Securities from time to time and at all times as follows:  (A) for the election to the Company Board of each person nominated as a director of the Company pursuant to this Section 1.1(b); (B) against the removal of any director elected pursuant to this Section 1.1(b) except for cause unless such removal is directed or approved by the remaining Continuing Director, if any; (C) for the removal of any director elected pursuant to this Section 1.1(b) if such removal is directed or approved by the remaining Continuing Director; and (D) for the election of a nominee designated to fill any vacancy created by the resignation, removal, death or disability of a Continuing Director pursuant to the provisions of this Section 1.1(b). For the avoidance of doubt, the Designator’s obligations under this Section 1.1(b) shall not apply to any vote or proxy relating to the election of directors at the second (2nd) or any subsequent Annual Meeting of Stockholders of the Company following the Effective Time. The Designator agrees to execute, and to cause its Affiliates to execute, any written consents required to effectuate the obligations of this Agreement.

(c)           The Company hereby represents and warrants that as of the date hereof the transactions contemplated hereby are not inconsistent with the Company’s Certificate of Incorporation or Bylaws and agrees that until such time as the obligations under this Section 1.1 have expired, the Company will not take any action or amend its Certificate of Incorporation or Bylaws in a manner inconsistent with or in derogation of this Agreement.

(d)           Each Holder hereby grants, and shall cause its Affiliates to grant, to the Secretary of the Company, in the event that such Holder fails to vote, or fails to cause any of its Affiliates to vote, its Voting Securities as required by this Agreement a proxy coupled with an interest in all Voting Securities beneficially owned by such Holder or such Affiliates, as applicable, to vote such Voting Securities in accordance with this Section 1.1, which proxy is irrevocable until the expiration of the Designation Period.

(e)           The Designator hereby grants, and shall cause its Affiliates to grant, to the Secretary of the Company, in the event that the Designator fails to vote, or fails to cause any of its Affiliates to vote, its Voting Securities as required by this Agreement, a proxy coupled with an interest in all Voting Securities beneficially owned by the Designator or such Affiliates, as applicable, to vote such Voting Securities in accordance with this Section 1.1, which proxy is irrevocable until the expiration of the Continuing Director Period.

ARTICLE 2

MISCELLANEOUS

2.1         Expenses.

Except as otherwise provided herein, each of the parties hereto will pay its own expenses incurred by or on its behalf in connection with this Agreement or any transaction contemplated by this Agreement, whether or not such transaction shall be consummated, including without limitation all fees of its respective legal counsel and accountants.

2.2         Notices.

All notices, requests, demands, consents or waivers and other communications required or permitted hereunder shall be in writing and shall be deemed to have been duly given if delivered by hand or by fax (with immediate confirmation), one (1) business day after being sent if by nationally recognized overnight courier or if mailed, then four (4) days after being sent by certified or registered mail, return receipt requested with postage prepaid:

If to the Holders, to the address set forth in the stock records of the Company.

If to the Designator:

RWWI Holdings LLC:

c/o Ampersand Ventures
55 William St., Ste. 240
Wellesley, MA 02481
Facsimile: (781) 239-0824
Attention: J. David Jacobs, Esq.

With a copy to:

Edwards Angell Palmer & Dodge LLP
111 Huntington Avenue
Boston, MA 02199-7613
Facsimile:  (617) 227-4420
Attention:  James T. Barrett, Esq.

If to the Company:

Avatech Solutions, Inc.
10715 Red Run Boulevard, Suite 101
Owings Mills, MD 21117
Telephone:	(410) 753-1525
Facsimile:	(410) 753-1591
Attention:	Corporate Secretary

With a copy to:

Gordon, Feinblatt, Rothman, Hoffberger & Hollander, LLC
The Garrett Building
233 East Redwood Street
Baltimore, Maryland 21202-3332
Telephone:	(410) 576-4000
Facsimile:	(410) 576-4196
Attention:	Abba David Poliakoff, Esq.
Andrew D. Bulgin, Esq.

or, in each case, to such other person or address as any party shall furnish to the other parties in writing.

2.3         Binding; No Assignment.

This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of the other parties, except by operation of law and except that the Company may assign all or part of this Agreement and its rights hereunder (a) to an Affiliate of the Company or (b) from and after the Closing to a person, not a party to this Agreement, who acquires substantially all of the assets of the Company and who assumes all of the obligations of the Company hereunder, provided in each such case that no such assignment shall release the Company from its duties and obligations hereunder.

2.4         Severability.

If in any jurisdiction, any provision of this Agreement or its application to any party or circumstance is restricted, prohibited or unenforceable, such provision shall, as to such jurisdiction, be ineffective only to the extent of such restriction, prohibition or unenforceability without invalidating the remaining provisions hereof and without affecting the validity or enforceability of such provision in any other jurisdiction or its application to other parties or circumstances.  In addition, if any one or more of the provisions contained in this Agreement shall for any reason in any jurisdiction be held to be excessively broad as to time, duration, geographical scope, activity or subject, it shall be construed by limiting and reducing it, so as to be enforceable to the extent compatible with the applicable Legal Requirements of such jurisdiction as it shall then appear.

2.5         Governing Law; Consent to Jurisdiction and Venue.

The parties acknowledge and agree that this Agreement shall be governed by the laws of the State of Delaware as to all matters including, but not limited to, matters of validity, construction, effect, performance and liability, without consideration of conflicts of laws provisions contained therein and that the courts of the State of Delaware shall have exclusive jurisdiction of all disputes with respect to this Agreement, including without limitation, any dispute relating to the construction or interpretation of the rights and obligations of any party, which is not resolved through discussion between the parties.  Each party hereto hereby irrevocably and unconditionally submits to the non-exclusive jurisdiction of any Delaware State or Federal court sitting in New Castle County in any action or proceeding arising out of or relating to this Agreement, or any transaction contemplated hereby.  Each party hereto hereby irrevocably waives, to the fullest extent they may effectively do so, the defense of an inconvenient forum to the maintenance of such action or proceeding, and also irrevocably and unconditionally consents to the service of any and all process in any such action or proceeding by the mailing of copies of such process by certified mail to his, her or its address specified in Section 2.2.  Each party hereto further irrevocably and unconditionally agrees that a final judgment in any such action or proceeding (after exhaustion of all appeals or expiration of the time for appeal) shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Legal Requirements.

2.6         Waiver of Jury Trial.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

2.7         Counterparts.

This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

2.8         Headings.

The title of this Agreement and the headings of the Sections and Articles of this Agreement are for reference purposes only and shall not be used in construing or interpreting this Agreement.

2.9         Entire Agreement; Amendment; Waiver.

This Agreement and any documents delivered pursuant to the terms hereof, set forth the entire agreement and understanding of the parties hereto in respect of the subject matter hereof, and supersedes all prior agreements, promises, covenants, arrangements, representations or warranties, whether oral or written, by any party hereto or any officer, director, employee or representative of any party hereto.  No modification or waiver of any provision of this Agreement shall be valid unless it is in writing and signed by the party to be charged therewith, provided, however, that the consent of the Holders comprising two-thirds of the shares of the Company’s Common Stock then held by all Holders shall be required to amend any provision of the Agreement impacting the rights of the Holders. The waiver or breach of any term or condition of this Agreement shall not be deemed to constitute a waiver of any other breach of the same or any other term or condition.

2.10       Third Parties.

Except as specifically set forth or referred to herein, nothing herein expressed or implied is intended or shall be construed to confer upon or give to any person or corporation other than the parties hereto and their respective successors or assigns any rights or remedies under or by reason of this Agreement.

2.11       Gender; Tense, Etc.

Where the context or construction requires, all words applied in the plural shall be deemed to have been used in the singular, and vice versa; the masculine shall include the feminine and neuter, and vice versa; and the present tense shall include the past and future tense, and vice versa.

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IN WITNESS WHEREOF, each of the undersigned has duly executed this Stockholders’ Agreement as of the date first written above.

AVATECH SOLUTIONS, INC.

By:	/s/ Lawrence Rychlak
Name:	Lawrence Rychlak
Title:	President and Chief Financial Officer

RWWI HOLDINGS LLC

By:	AMP-06 Management Company
Limited Partnership
By:	AMP-06 MC LLC, its General Partner

By:	/s/ Richard A. Charpie
Name:	Richard A. Charpie
Title:	Principal Managing Member

ANNEX I

HOLDERS:

/s/ Garnett Y. Clark, Jr.			/s/ George W. Cox
Garnett Y. Clark, Jr.			George W. Cox

/s/ George M. Davis			/s/ Eugene J. Fischer
George M. Davis			Eugene J. Fischer

/s/ Aris Melissaratos			/s/ Robert J. Post
Aris Melissaratos			Robert J. Post

/s/ David C. Reymann			/s/ Lawrence Rychlak
David C. Reymann			Lawrence Rychlak

/s/ Thom Waye
Thom Waye

SIGMA OPPORTUNITY FUND, LLC		CAPSTONE VENTURES SBIC, L.P.

By:	Sigma Capital Advisors, LLC,	By:	/s/ Eugene J. Fischer
as Managing Member			Eugene J. Fischer, President and
General Partner

By:	/s/ Thom Waye
Thom Waye, Managing Member